UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

KNIGHT CAPITAL GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

499005 10 6

(CUSIP Number)

TD Ameritrade Holding Corporation

6940 Columbia Gateway Drive, Suite 200

Columbia, MD 21046

Attention: General Counsel

Fax: (443) 539-2209

Copy to:

Foley & Lardner LLP

321 N. Clark Street, Suite 2800

Chicago, IL 60654

Attention: Patrick Daugherty

Fax: (312) 832-4700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TD Ameritrade Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,000,013*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 26,000,013*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,000,013*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Reflects shares of Class A Common Stock resulting from the mandatory conversion of the Issuer’s Series A-1 Cumulative Perpetual Convertible Preferred Stock (the “Series A-1 Preferred Stock”) on February 28, 2013 pursuant to the Certificate of Designations of Preferences and Rights of the Series A-1 Cumulative Perpetual Convertible Preferred Stock and Series A-2 Non-Voting Perpetual Convertible Preferred Stock of Knight Capital Group, Inc. (the “Certificate of Designations”), with the percent ownership calculated based on approximately 357.6 million shares of Class A Common Stock outstanding as of March 1, 2013, as reported on the Issuer’s website (www.knight.com/investorRelations/StockInformation.asp).

AMENDMENT NO. 3 TO SCHEDULE 13D

The following constitutes Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed by the undersigned with the Securities and Exchange Commission on August 16, 2012, as amended by Amendment No. 1 filed on August 29, 2012 and Amendment No. 2 filed on December 26, 2012, and relates to shares of the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Knight Capital Group, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13D is unmodified. Capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D filed on August 16, 2012.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

As reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 28, 2013, all outstanding shares of the Issuer’s Series A-1 Preferred Stock mandatorily converted to Common Stock pursuant to the terms of the Certificate of Designations. As a result, the Reporting Person owns 26,000,013 shares of Common Stock, representing approximately 7.3% of the Issuer’s total outstanding Common Stock.

The percentages used in this Item 5 are based on approximately 357.6 million shares of Class A Common Stock outstanding as of March 1, 2013, as reported on the Issuer’s website (www.knight.com/investorRelations/StockInformation.asp).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2013

TD AMERITRADE HOLDING CORPORATION

By:	/s/ David L. Lambert
David L. Lambert
Deputy General Counsel